Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

June 28, 2019

Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Aspiriant Trust (File Nos. 333-178600 and 811-22648)

Dear Ms. Marquigny:

On behalf of Aspiriant Trust (the “Trust”), this letter responds to comments you provided regarding post-effective amendment no. 26 to the Trust’s registration statement on Form N-1A, which was filed on May 2, 2019 to reflect limited changes to the principal investment strategies of the Aspiriant Risk-Managed Equity Allocation Fund (the “Equity Allocation Fund”) and the Aspiriant Defensive Allocation Fund. For your convenience, your comments, as well as the Trust’s responses, are set forth below.

1.	Comment: If a comment applies to disclosure in multiple places in the filing or with respect to multiple funds, please make changes to all the applicable areas of the filing or explain why you are not doing so.

Response: The Trust represents that it has attempted to comply with the request to reflect changes made in response to the comments to all applicable areas of the filing.

2.	Comment: If Institutional Shares of the Equity Allocation Fund have never been offered in the past, please remove the share class disclosure from the prospectus.

Response: The Trust represents that it will remove the share class disclosure from the prospectus if it determines not to offer the share class in the future.

3.	Comment: For each Fund in the filing, as EDGAR correspondence, please provide the staff with completed fee tables and expense examples at least five days before going effective.

Response: The Trust represents that the requested information was filed as correspondence on June 25, 2019.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

June 28, 2019

4.	Comment: With respect to the Equity Allocation Fund’s principal investment strategies, please state how the Fund defines “emerging markets”.

Response: The Trust represents that it has added the requested disclosure.

5.	Comment: The staff notes that the second paragraph of the Fund’s summary principal investment strategies section is heavy on jargon and does not effectively describe the allocation and forecasting strategies. Please revise to eliminate industry jargon and provide plain English explanation of these investment strategies. The revised disclosure should explain the allocation strategies clearly, identify the allocation classes, and show how allocation applies to fund holdings.

Response: The Trust represents that it has revised the disclosure.

6.	Comment: With respect to the last sentence of the third paragraph of the Fund’s summary principal investment strategies section, please define “full market cycle”.

Response: The Trust represents that it has added the requested disclosure.

7.	Comment: Please consider whether investors would be better served by a risk summary that presents the information to call attention to the risks of greatest significance rather than presenting risks alphabetically.

Response: The Trust notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. The Trust also notes that Form N-1A does not require a particular method of listing a fund’s principal risks. Therefore, the Trust has determined not to reorder the principal risks.

8.	Comment: Please consider whether the following risk factors are principal and should be added to the risk disclosure for the Equity Allocation Fund – allocation strategy risk, depositary receipt risk, preferred stock risk, and rights and warrants risk.

Response: The Trust represents that it has considered whether the suggested risk factors are principal and has determined to add certain risk disclosure.

9.	Comment: Please consider supplementing the principal investment strategy disclosure for the Equity Allocation Fund to provide a basis for identifying REIT and Real Estate Risk as a principal risk.

Response: The Trust represents that it has determined that investing in REITs and real estate is not a principal investment strategy of the Fund and, therefore, it has deleted the risk disclosure.

June 28, 2019

10.	Comment: Relating to the Item 9 principal investment strategy disclosure for the Equity Allocation Fund, particularly with respect to the new disclosure for the Fund, the staff notes that the allocation strategy disclosure is identical or nearly identical to the Item 4 disclosure. Please supplement the Item 9 disclosure to explain the changes to the Fund’s allocation strategies in greater detail.

Response: The Trust represents that it has revised the disclosure.

11.	Comment: With respect to Part C, Item 28(c), please supplementally explain why this exhibit is identified as not applicable.

Response: The Trust represents that information requested by Item 28(c) has been provided in the exhibits filed in response to Item 28(a) and (b).

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Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum

cc:	Benjamin D. Schmidt, Aspiriant Trust